UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

Property Income Trust, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10731

Delaware	81-0782438
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

2407 Columbia Pike
Suite 200
Arlington, Virginia	22204
(Address of principal executive offices)	(Zip Code)

(703) 920-2200
Registrant’s telephone number, including area code

Series A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

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Part II

Caution Regarding Forward-Looking Statements

The term “forward-looking statements” means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.”

In this Annual Report, we make forward-looking statements. For example, the statement “We believe long-term trends favor secondary and tertiary cities” is a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We believe long-term trends favor secondary and tertiary cities” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things we talk about in the “Risks of Investing” section of our Offering Circular.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by law.

Given The Risks And Uncertainties, Please Do Not Place Undue Reliance

On Any Forward-Looking Statements.

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Our Business

Overview

Property Income Trust LLC, which we refer to as the “Company,” was formed to acquire, improve the cash flow of and hold (own) single- and multi-tenant office (including but not limited to medical office), retail and/or industrial properties located in strong secondary and tertiary U.S. markets (i.e., outside of the largest U.S. cities) that have favorable long-term economic and demographic trends in addition to favorable local real estate investment conditions. Our goal is to assemble a portfolio of real estate assets capable of generating relatively consistent funds from operations, which permits us to make stable distributions to Investors and grow those distributions over time while taking on below-average risk.

Regulation A Offering

The Company is currently offering to the public limited liability company interests denominated as Series A Investor Shares pursuant to an offering under Regulation A (the “Offering”) and an Offering Circular dated March 13, 2018, as it may be updated and amended from time to time (the “Offering Circular”). The Offering Circular is available through the SEC’s EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company.

The Offering began on March 28, 2018. As of December 31, 2018, the Company had not sold any Series A Investor Shares. As of March 26, 2019 the Company had sold $555,995 of Series A Investor Shares. We refer to the purchasers of Series A Investor Shares as “Investors.”

Formation and Ownership

The Company was formed in Delaware on December 8, 2015 pursuant to the Delaware Limited Liability Company Act. A copy of the Company’s Certificate of Formation is attached as Exhibit 1A-2A.

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The Company is owned by PIT Manager LLC, which we refer to as the “Manager,” and by Investors The following diagram illustrates the ownership of the Company:

Investment Strategy

Target Real Estate Portfolio

We expect to purchase approximately 30-50 properties at a total price of approximately $120 - $140 million, although it is important to note that these are our estimates as of this time only and may change depending upon many factors, including, among other things, the availability of properties that meet our investment criteria, and our ability to close transactions on commercially acceptable terms. We intend to acquire properties ranging in value from $500,000 to $10 million, with a target average of $3.0 - $5.0 million per property, although there is no explicit minimum or maximum limit on the purchase price we might pay in any given transaction. Likewise, we might acquire only one property, or a portfolio of properties, in a single transaction. We will generally employ a third-party property management firm to manage the properties we acquire, and expect to pay the third-party property manager between 2.0% and 6.0% of gross collected rental income from each property for these services based on local market norms.

To achieve our investment objectives, we will use our best efforts to:

●	Review thousands of properties in all 50 states and U.S. Territories to identify attractive investment opportunities;

●	Diversify our investments geographically, by lease expirations, and among different industries and tenants;

●	Focus on recession resistant businesses (including, but not limited to, service oriented retail, medical, discount retailers, and quick service restaurants);

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●	Invest with a long-term hold strategy thereby driving down the transaction costs that are associated with buying and selling real estate;

●	Invest in existing properties that have strong operating track records and are in desirable physical condition or that can be improved easily;

●	Focus on traditional real estate fundamentals, including, but not limited to, current rent verses market rent, replacement cost, traffic counts, population demographic trends, investment/infrastructure trends, therefore not relying purely on tenant credit or speculation of future appreciation; and

●	Analyze the financial strength of potential tenants, and augment leases with personal guarantees or other credit enhancements where necessary.

Investment Process and Guidelines

Our acquisition team expects to review over approximately 2,400 properties per year nationwide. Of those 2,400, we expect to acquire approximately 1.0% - 2.0% of the properties we evaluate. The actual number of deals reviewed and acquired may vary widely from the aforementioned numbers as it depends entirely on the state of the real estate sales market nationwide, which has proven to be extremely volatile in the past. Once attractive investment opportunities are identified, the Company’s goal is to work cooperatively with sellers and real estate brokers to move quickly and offer fast closing without financing contingencies, in order to achieve the most attractive purchase prices.

The Company seeks investment opportunities that have, among other things, the following characteristics:

●	Stabilized real estate assets which maximize the number of quality or credit-worthy tenants in the portfolio;

●	Properties with a large percentage of leases that are structured as net leases (or are able to be converted to net leases), whereby the tenant, in addition to paying rent, pays most or all of the property expenses (e.g., common area maintenance (CAM), general maintenance costs, property taxes, insurance, etc.) that would otherwise have to be paid by the property owner. However, some leases will be gross leases, where property owner (the Company or an affiliate) pays all operating expenses; and

●	Properties that have strong operating track records and/or are newly constructed, and/or those that are purchased below the cost to replace the property.

We plan to be a long-term cash flow investor and will therefore hold properties in our portfolio for at least 10 years, although in many cases we may hold a property for much longer or slightly shorter period depending on the particular market conditions.

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Additionally, we intend to create a diversified portfolio so that, once we have raised the maximum of $50 million sought in this Offering and that capital has been deployed, the following will likely be achieved:

●	No more than 30% of the Company’s portfolio is invested in any single property (measured by the equity invested in that single property as compared to total value of the Company’s portfolio);

●	No more than 30% of the Company’s portfolio is leased to any one tenant (measured by the amount of rent paid by a single tenant as compared to total rent collected across the Company’s portfolio); and

●	No more than 50% of the Company’s properties are located in a single city (measured by the amount of rent paid by assets in a single city as compared to total rent collected across the Company’s portfolio).

This strategy of diversification is intended to benefit our Investors by helping to reduce the risk that the portfolio’s overall returns will be substantially harmed by losses arising from any:

●	Single tenant;

●	Single property;

●	Single geographic market; or

●	Single asset type.

We also plan to identify investment opportunities in less-competitive real estate environments, such as through smaller real estate brokerage groups, partnership disputes, “off market” or “quietly marketed” transactions, bankruptcy sales, bank-owned properties and other distressed sales, and failed sales or re-marketed deals that we view as undervalued or underappreciated by the market. We may on occasion enter into joint ventures with other real estate professionals for certain properties, although we would seek to maintain a majority equity interest or having other control rights in such a case.

Long-Term Investment Focus

Real estate is an extremely illiquid investment, and as in most other types of investing the long-term holder generally wins out over those who try to time the market buying and selling more frequently. We believe wealth is built over time by patient investors, not by short-term speculators. This is true of the real estate family offices the Sponsor has worked with in the past who invest for generations. Accordingly, we have adopted a long-term investment horizon. The major benefits of long-term investment come from many things including beneficial tax treatment to long-term investments and significantly lower transaction costs when compared to a short term or flipping strategy, to name a few.

“Even 10 years is too short a time period for outstanding businesses.” – Warren Buffett

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The Company is structured as “evergreen”, meaning that it has no explicit end date or liquidation event. We plan to purchase properties that have strong long-term growth prospects, coupled with excellent short-term income opportunities relative to the amount of risk involved. We plan to hold each property in our portfolio for at least 10 years, although in many cases we may hold a property for a longer or shorter time depending on a variety of factors affecting the particular market for that property. Our investment’s depreciation benefit should also allow a larger portion of cash distributions to Investors to be tax deferred.

Consistent with this focus, we also plan to utilize long-term leases in connection with the properties we acquire. When possible, we intend to purchase in place leases or structure new leases as net leases, with built in contractual rent increases, helping to protect the portfolio against inflation and providing opportunities for growth in cash flow and valuation. In a net lease, the tenant pays rent to the landlord, while also assuming most or all obligations for common area maintenance (CAM), general property maintenance, property taxes, insurance, etc. Such leases can be structured for a variety of industries, including retail, specialty office, medical, industrial, and warehouse. The building and/or location are usually integral to the tenants’ operations, and thus cannot easily be moved or replicated. Net leases tend to have long terms – typically 5 to 10 years – with options for the tenant to extend the lease beyond the initial term. The length of lease term and ability to achieve a net lease structure will depend on prevailing real estate market conditions.

Target Geographic Markets

We plan to target all 50 U.S. States and U.S. Territories for property acquisitions in order to diversify the portfolio of properties we acquire. We will typically look for properties outside of the six largest and most expensive major U.S. markets (New York, Los Angeles, Washington, D.C., Boston, Miami, and San Francisco). We will seek to identify secondary and tertiary U.S. cities that have favorable long-term economic and demographic growth trends, in addition to favorable local real estate investment conditions. The target conditions for cities we invest in include:

●	Metropolitan statistical area (MSA) or combined statistical area (CSA) with populations of 50,000 or more;

●	Diverse employment opportunities, ideally also those locations that contain higher educational centers (colleges and universities), research facilities, technology hubs, and/or strong regional medical centers; and

●	A population with positive 6-year or longer growth trends on average.

Conversely, we will avoid markets that rely heavily on a single industry or employer for employment, such as towns built solely around the “fracking” (natural gas) industry.

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Why Invest in Medical Properties?

●	Long-term demographic trends, including an aging population that is living longer and higher medical spending per capita, favor the healthcare industry.

●	Medical professionals are typically less likely to change locations than other office users, because of the substantial capital investments required in facilities and equipment, making them attractive long-term tenants.

●	Predictable returns due to long-term nature of leases and tenant responsibility for most operating costs.

●	Consolidation within the industry means there are mostly large hospital systems guaranteeing the leases not small individual tenants with no credit.

●	Opportunity for growth in cash flow and valuation due to contractual rent increases.

●	Contractual rent increases can provide a hedge against inflation.

●	Ability to access attractive debt financing due to predictable cash flow.

●	Safeguard against possible cyclicality in consumer spending, such as that associated with discretionary retail.

●	The Affordable Care Act is expected to increase medical spending among consumers nationwide.

●	Depreciation of property and improvements allows for a delay in taxes paid on much of the Investor distributions until property is sold in the future.

Why Invest in Retail Properties?

●	Retail centers are evolving towards more service-oriented offerings (e.g., restaurants, hair salons, walk-in medical clinics, etc.) that are difficult or impossible to outsource online at this time.

●	Predictable cash flow due to the long-term nature of retail leases and tenant responsibility for most operating costs help to protect from inflation.

●	Retail properties often have the best locations in a market, located near high traffic areas, close to where the majority of the population lives, and usually have great visibility. These factors are important for retail success but also for other types of tenants such as medical users as well.

●	Opportunity for growth in cash flow and valuation due to contractual rent increases.

●	Ability to access attractive debt financing due to predictable cash flow.

●	Contractual rent increases are typical and also help provide a hedge against inflation.

●	Access to the increased revenue in times of a growing economy because the U.S. is predominantly a consumer-based economy.

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Property Management

Currently the Company plans to have all Company properties managed by local third-party property managers. Our investment plan to increase diversity in the portfolio will necessitate that Company assets be spread across the country. In this way, it will typically not make economic sense to have a single central company manage all of these assets, as their resources would be spread too thin to cover the whole country.

Furthermore, while many of our tenants will be regional and national there is still a great deal of local market knowledge that we can benefit from by hiring a local property manager. Local third-party property managers allow us to get the best local talent without being married to any one company, therefore if the results of any one company do not perform to our standards the effects on the overall portfolio will be limited. Many third-party property managers also have tenant relationships they can bring to our properties and by spreading our property management work around we too can benefit from all of these tenant connections at different firms. The Sponsor has operated properties this way in the past way with a great deal of success across the country.

The Sponsor and its affiliates have strong investment and property management backgrounds and may manage properties the Company owns in the future; however, this is not currently the plan as mentioned above. At all times when the Manager or an affiliate is the property manager of one of the Company assets, the compensation paid with respect thereto will not to exceed the prevailing compensation amounts that are received generally for such services in the vicinity of that asset.

Leverage

The Company intends to borrow money to buy assets, which is referred to as “leverage.” Our targeted portfolio-wide leverage, after we have acquired a substantial portfolio, is between 50-65% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets (i.e., financing up to 65% of the greater of the cost or fair market value of our assets with debt), with a maximum leverage level of 75%. We believe we will have an ability to access attractive debt financing in the form of individual property secured loans and/or a line of credit secured by multiple company assets. We believe we will be able to access attractive debt financing because of the predictable cash flow of the properties we purchase, the quality of many of our tenants, and the fact that in many cases our leases will have built-in contractual rent increases. We also intend to manage the maturities of our debt so that no one loan will harm the overall portfolio’s returns. We may deviate substantially from this target and/or maximum leverage amount until the Company has at least $75 million worth of real estate assets.

The Company will also incur liabilities in the nature of trade debt and tenant improvement allowances with our tenants in the ordinary course of its business. For instance, it is common practice in the industry to provide tenants with funds to improve their spaces in exchange for extra rental/loan payments. The Company does not otherwise intend to make loans to other persons.

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Offices and Employees

The Company’s offices are located at 2407 Columbia Pike, Suite 200, Arlington, VA 22204.

We are externally managed by PIT Manager LLC and neither the Company nor the Manager are expected to have any direct employees for the foreseeable future.

The Company will incur a variety of costs and expenses, including:

●	Fees to our Manager and/or affiliates;

●	Debt service;

●	Property management fees to third parties;

●	The costs of the Offering;

●	Out-of-pocket costs incurred in finding assets, failed pursuit costs (i.e. research and development), evaluating assets, and purchasing assets;

●	Settlement charges, including title, tax, and legal charges;

●	Custodial, administrative, legal, accounting, auditing, record-keeping, appraisal, tax form preparation, compliance and consulting costs and expenses;

●	Investor communications;

●	Insurance premiums;

●	Taxes and fees imposed by governmental entities and regulatory organizations;

●	Bank, broker-dealer and escrow fees; and

●	Other fees not listed here.

LLC Agreement

The Company will be governed by an agreement captioned “Limited Liability Company Agreement” dated December 28, 2016, as it might be amended from time to time. We refer to this agreement as the “LLC Agreement.” A copy of the LLC Agreement is attached as Exhibit 1A-2B.

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Management Discussion

Operating Results

The Company was formed on December 8, 2015. As of December 31, 2018, the Company had not conducted any material business other than in connection with its organization and the preparation of this offering. In particular, the Company had not acquired any real estate.

Liquidity and Capital Resources

The Company is seeking to raise up to $50,000,000 of capital in the Offering by selling Series A Investor Shares to Investors.

As of December 31, 2018, the Company had not sold any Series A Investor Shares. As of March 26, 2019 the Company had sold $555,995 of Series A Investor Shares.

To provide more “liquidity” – meaning cash – we intend to borrow money from banks or other lenders, secured by the assets owned by the Company. Typically, we are able to borrow approximately 65% - 75% of the purchase price of our assets.

As of December 31, 2018, the Company did not have any capital commitments.

We expect to deploy most of the capital we raise in the Offering in buying real estate. Should we need more capital for any reason, we could either sell more Series A Investor Shares or sell other classes of securities. In selling Series A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

We are closely monitoring the impact of rising interest rates on the returns of our future acquisitions. To date, we have not noticed a material expansion in cap rates despite an increase in rates. If this continues it could have a negative impact on the company. To mitigate this we believe firmly in locking in long term debt, generally with a fixed period of ten years. In recent history, investing in retail projects has largely been viewed as one of the more risky asset classes in commercial real estate. However, we have found that strip centers in better markets have been largely insulated from this trend versus big box centers and enclosed malls. While we believe that this will allow us to purchase strong retail properties at elevated cap rates, it is possible that this trend could expand and hurt smaller properties. We firmly believe that well located properties in strong markets will continue to thrive in the long term, despite the negative sentiment surrounding retail.

Other than a possibly change in interests rates and cap rates, we are not aware of any trends, uncertainties, demands, commitments, or events reasonably likely to have a material effect on the Company’s revenues, income from operations, profitability, liquidity, or capital resources,, or that would cause the Company’s reported financial information not necessarily to be indicative of future operating results or financial condition.

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Management

The Manager

Under the LLC Agreement, the Company is managed by PIT Manager LLC, which we refer to as the “Manager.” Our LLC Agreement gives the Manager exclusive control over all aspects of the Company’s business. Other Members of the Company, including owners of Series A Investor Shares, have no right to participate in the management of the Company. For example, our Manager may change the investment objectives of the Company at any time without approval of the owners of Series A Investor Shares.

The Manager is controlled by Mark A. Mascia and Ryan M. Brennan. Thus, they personally control the Company.

Among the responsibilities of the Manager are:

●	Approve and implement our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

●	Sourcing potential properties, due diligence reviews, acquiring, financing, servicing and managing a diversified portfolio of commercial properties;

●	Enter into leases and service contracts for the properties;

●	Approve and oversee our company debt financing strategies;

●	Investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under our LLC Agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under our LLC Agreement;

●	Monitor and evaluate the performance of our investments, provide daily management services to us and perform and supervise the various management and operational functions related to our investments;

●	Formulate and oversee the implementation of strategies for the administration, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis;

●	Oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

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●	Oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law;

●	Manage communications with our Investors, including answering phone calls, preparing and sending written and electronic reports and other communications; and

●	Evaluate and approve potential asset dispositions, sales or liquidity transactions.

Management Agreement

The Company and the Manager entered into a contract called a “Management Services Agreement” dated December 28, 2016, which we refer to as the “Management Agreement.” The Management Agreement describes at length and in detail many of the duties of the Manager, and also describes the Manager’s compensation. However, the list of the Manager’s duties and authority in the Management Agreement is not exclusive. Under the broad grant of authority in the LLC Agreement, the Manager could have duties and authority not listed in the Management Agreement.

The Management Agreement is included as Exhibit 1A-6A.

The duties of the Manager include managing our investments, raising money, accounting and administrative services, and managing investor relations. Some of the specific duties of the Manager are:

●	Conducting this Offering

●	Establishing investment guidelines, policies, and procedures

●	Overseeing and conducting due diligence

●	Arranging for financing from banks and other financial institutions

●	Reviewing joint venture opportunities

●	Keeping and maintaining the books and records of the Company

●	Managing the Company’s portfolio of assets

●	Managing the administrative and back-office functions of the Company

●	Collecting, maintaining, and distributing information

●	Determining the improvements to be made to properties owned by the Company

●	Maintaining appropriate technology systems

●	Complying with SEC requirements

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●	Managing distributions and payments to Investors

●	Handling redemption requests from Investors

●	Engaging property managers, contractors, attorneys, accountants, and other third parties

●	Entering into contracts and other agreement

The Management Agreement will remain in effect for as long as the Manager is the manager of the Company under the LLC Agreement.

Directors and Officers

Neither the Company nor the Manager has any employees, although they might in the future.

The executive officers and significant members of our Sponsor and Manager, and their positions and offices, are as follows:

Name	Position	Age
Executive Officers of our Manager
Mark A. Mascia	Chief Executive Officer	37
Ryan M. Brennan	Chief Operations Officer	34
Significant Members of our Manager
Edward C. Peete	Capital Sponsor	57

Business Experience

Mark A. Mascia

Mr. Mascia, age 37, the CEO of Mascia Development, has over 14 years of experience in real estate, and is principally responsible for managing the investment, capital structure, and investor relations activities of Mascia Development.

Mark has recently been featured in The New York Post, NY Real Estate Journal, the Real Deal, and the Cincinnati Business Journal. He has been a guest speaker on panels at numerous industry conferences including IMN’s Crowdfunding for Real Estate, i-Global Real Estate Crowdfunding, NY State Bar Association, and others. Mark has also been a guest on investment podcasts such as “Real Estate Investing for Cash Flow” with Kevin Bupp, “Accredited Income Property Investment Specialists” with Jason Hartman and the “Best Real Estate Investing Advice Ever” with Joe Fairless.

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Prior to forming Mascia Development, Mark was in charge of developing over 2,500 residential units and multiple retail and mixed use properties with a total portfolio value of over $1.6 billion, and was formerly the Vice President at SHVO Development LLC, a multi-national luxury real estate development company. During his tenure at SHVO, Mark added global experience to compliment his domestic real estate proficiency.

Mark also worked at the Manhattan office of Archstone-Smith (a former publicly traded real estate investment trust (REIT)), which in 2012 was acquired by Equity Residential (NYSE: EQR; www.equityapartments.com) and Avalon Bay (NYSE: AVB; www.avalonbay.com). His responsibilities included overseeing acquisition, development, financing and asset management for the New York Tristate area.

Prior to Archstone, Mark worked for Monument Realty, one of the largest office and residential real estate developers in the Washington, DC metro area. At Monument, Mark was directly responsible for the acquisition, development, design, construction, and completion of over 1,500 residential units with over a half billion dollars in financing.

Mark is presently an adjunct professor at New York University‛s Schack Institute of Real Estate (NYU) teaching the Business of Real Estate Investment, including Advanced Real Estate Financial Modeling. Mark has two Masters in Science degrees: one in Real Estate Finance from New York University (NYU) and the other in Information Systems Technology with a concentration in Project Management from George Washington University (GWU). In addition, Mark also has a Bachelor‛s Degree in Business Administration with a dual major in Small Business and Information Systems from GWU. Mark is a Leadership in Energy and Environmental Design Accredited Professional (LEED-AP) as designated by the USGBC and a licensed real estate broker in the states of NY, CT, and MA. He is also the founder of Invenium, Inc. which is a results focused charity working to promote peace by providing educational pathways and medical support to some of the most violent areas in the world “Peace through prosperity.”

Ryan M. Brennan

Mr. Brennan, age 34, the COO of Mascia Development, is responsible for the operations, acquisition and financing of Mascia Development’s projects, and is in charge of due diligence, market research, underwriting, site identification and deal sourcing. His extensive background in acquisitions, construction, and property management provides him the essential skills to lead Mascia Development’s operations, acquisitions and analysis efforts.

Ryan previously worked for Lerner Heidenberg Properties, an owner and developer of retail properties located primarily in New York and New Jersey. During his time at Lerner Heidenberg, Ryan managed a $300 million portfolio of ten shopping centers totaling over one million square feet. While managing the portfolio, Ryan reduced maintenance related expenses by nearly ten percent, interacted with various State and local agencies, handled complex landlord/tenant legal issues, and was directly involved in the major renovation and construction of several shopping centers.

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He also spent time working with The RADCO Companies. During his time at RADCO, he was involved with the then-largest residential project to date in Connecticut; Greenwich Place and Greenwich Oaks. While on-site, Ryan was responsible for ensuring that each unit was delivered on schedule and to project specifications. He also assisted with property management and leasing functions.

Ryan has a Master’s degree from New York University in Real Estate Finance and completed a Bachelor’s degree in Business Management with a finance concentration at the University of Scranton. Ryan is also a licensed real estate sales person in the State of New York.

Edward C. Peete

Mr. Peete, age 57, is the only capital sponsor of the Company’s investment activities. As a successful real estate developer with over 30 years in the industry, Edward brings exceptional knowledge to housing development in urban settings with a particular sensitivity to the detailed management process required to bring a real estate project from inception to completion while skillfully and efficiently navigating local ordinances, community concerns, and the interests of joint investors.

Edward is a partner in the management of the Smith-Peete family portfolio of properties, managed through BM Smith (www.BMSmith.com), a real estate investment and management company founded in 1908 by his grandfather. Edward is presently engaged as Partner of BM Smith. He is also a co-manager of many of the family’s real estate partnerships and trusts.

Prior to his full-time involvement at BM Smith, Mr. Peete pursued a career in real estate development. In 1986, he founded his own development company and served as its President from the inception. The company developed multi-family and mixed-use projects in the Washington DC metro region. Edward has developed and/or achieved land use approval for over 3,000 residential units and most recently built a $150+ million mixed use ground up development. He is the recipient of over 16 real estate awards recognizing the design excellence of his work and has received two “Project of the Year” awards from Multifamily Executive Magazine.

Edward holds a Bachelor degree in Finance, Real Estate and Urban Development from the American University.

Legal Proceedings

Within the last five years, neither the Company nor any executive officer or significant employee of its Manager or Sponsor has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no executive officer or significant employee of the Company’s Manager or Sponsor, no partnership of which any executive officer or significant employee of the Company’s Manager or Sponsor was a general partner, and no corporation or other business association of which any of the foregoing was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

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Compensation of Management

Our Manager and its principals will make money from the Company and its business in four ways:

●	A profit-sharing interest

●	Fees

●	Co-investment

●	Reimbursement of expenses

Profit Share Interest

Under the LLC Agreement, our Manager is entitled to:

●	10% of all distributions of ordinary operating cash flow; and

●	10% of the net proceeds from capital transactions (e.g., a sale or refinancing transaction), after the holders of the Series A Investor Shares have received a full return of their allocable capital.

Summary of Fees

The following summarizes the fees payable to the Manager.

Asset Management Fee	0.125% per month (or approximately 1.5% per year) of the net Offering proceeds (prior to January 1, 2019) or the Company’s Net Asset Value (NAV) (from January 1, 2019, onward)

Property Acquisition Fee	1.5% of the total cost of each asset

Finance Fee	0.50% of the total mortgage or other debt placed on any asset or investment

Broker Fee	1.0% of the total purchase price of each property or investment acquired

Property Disposition Fee	1.0% of the total sale proceeds of each property or investment

Leasing Fee	1 month’s base rent per lease (minimum of $2,500 per lease)

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Asset Management Fee

The Manager will charge the Company a recurring asset management fee equal to 0.125% of the net proceeds of this Offering as of the end of each month until January 1, 2019, and thereafter the fee will be based on our NAV at the end of each prior month (the “Asset Management Fee”). The asset management fee will be approximately 1.5% of the net Offering proceeds annually until January 1, 2019, and thereafter will be approximately 1.5% of our NAV per year.

The Asset Management Fee is intended to compensate the Manager for performing investor relations, property site visits annually or more often as needed, and coordinating with consultants like: property managers, tax consultants, legal advisors, and fund administrators as well as other third parties in order to deliver the projected returns to Investors. This fee does not include any of the actual third-party costs needed to complete these tasks such as property management fees, leasing fees, fund administration fees, fees for preparing and filing tax returns, etc. Those actual third-party costs will be directly paid by the Company to those third-party service providers with no additional markup.

Estimate: The amount of the Asset Management Fee will depend on (i) how much capital is raised in the Offering, (ii) our Net Asset Value, and (iii) when and how much capital is returned to Investors. Assuming the Company raised and deployed the maximum $50,000,000 from this Offering and utilized portfolio-wide target leverage of 65% (loan-to-cost), the Manager would receive approximately $2,142,857 in Asset Management Fees in the first year of operation.

Property Acquisition Fee

The Manager will be entitled to receive an acquisition fee of 1.5% of the total acquisition cost of each property or investment when it is acquired by the Company, including purchase price, reserves, and all other costs associated with completing the purchase (the “Property Acquisition Fee”).

The Property Acquisition Fee is intended to compensate the Manager for coordinating with third-parties to complete due diligence, purchase and sale negotiations, and other duties needed to purchase property. This fee does not include any of the third-party costs needed to complete these tasks such as legal, appraisal, environmental, title, etc. Those actual third-party costs will be directly paid by the Company to those third-party service providers with no additional markup.

Estimate: The amount of the Property Acquisition Fee will depend on the cost and quantify of assets the Company acquires, which will in turn depend on how much capital is raised in the Offering and from other sources and how much leverage the Company uses. Assuming the Company raised and deployed the maximum $50,000,000 from this Offering and utilized portfolio-wide target leverage of 65% (loan-to-cost), the Manager would receive approximately $2,142,857 in Property Acquisition Fees in the first year of operation.

Finance Fee

The Manager will be entitled to receive a finance fee of 0.50% of the total debt or mortgage amount placed on any property or investment acquired or already owned (refinance) by the Company including a line of credit issue/expansion, Commercial Mortgaged Backed Securities (CMBS) debt, life insurance company debt, and traditional bank mortgage (the “Finance Fee”).

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The Finance Fee is intended to compensate the Manager for coordinating with third-parties to complete bidding out debt to multiple possible lenders, comparing possible loan terms, negotiating term sheets from possible lenders, reviewing and negotiating the loan documents, and other tasks necessary to conduct loan closings. This fee does not include any of the third-party costs needed to complete these tasks such as legal, appraisal, environmental, title and other costs. Those actual third-party costs will be directly paid by the Company to those third-party service providers with no additional markup.

Estimate: The amount of the Finance Fee will depend on the total amount of debt the Company places on its properties. Assuming the Company raised and deployed the maximum $50,000,000 from this Offering and utilized portfolio-wide target leverage of 65% (loan-to-cost), the Manager would receive approximately $464,286 in Finance Fees in the first year of operation.

Broker Fee

The Manager will be entitled to receive a Company-paid real estate brokerage fee of 1.0% of the total purchase price of each property or investment acquired by the Company (the “Broker Fee”). The Manager or affiliates will be entitled to receive a real estate brokerage fee of up to an additional 2.0% of the total purchase price of each property or investment acquired by the Company that is paid by the seller of the property acquired by the Company (the “Seller Paid Broker Fee”). In the event that the actual Seller Paid Broker Fee received by the Manager (or an affiliate) from the seller exceeds 2.0% of the total purchase price, then the Manager will give a credit to the Company against the Property Acquisition Fee to the extent of such difference thereby lowering the total fee paid by the Company to Manager. This is a way of giving a beneficial credit to the Company for the amount of commission paid by the seller of a property.

The Broker Fee and Seller Paid Broker Fee are intended to compensate the Manager for searching for, identifying, underwriting, traveling to, and making offers on properties or investments suitable for purchase by the Company. This fee does not include any of the third-party costs needed to complete these tasks such as marketing, advertising, signage, broker of record, etc. Those actual third-party costs will be directly paid by the Company to those third-party service providers with no additional markup.

Estimate: The amount of the Broker Fee and Seller Paid Broker Fee will depend on the cost and quantity of assets the Company acquires (which will in turn depend on how much capital is raised in the Offering and from other sources and how much leverage the Company uses), as well as the amount of Seller Paid Broker Fees. Assuming the Company raised and deployed the maximum $50,000,000 from this Offering and utilized portfolio-wide target leverage of 65% (loan-to-cost), and assuming a 2.0% Seller Paid Broker Fee in each acquisition, the Manager would receive approximately $1,428,571 in Broker Fees and $2,857,142 in Seller Paid Broker Fees in the first year of operation.

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Property Disposition Fee

The Manager will be entitled to receive a Company paid disposition fee of 1.0% of the total sale price of each property or investment being sold by the Company (the “Property Disposition Fee”).

The Property Disposition Fee is compensation for the Manager to search for potential buyers, assist in the preparation of marketing materials including video and photos, verify potential buyer’s ability to purchase, negotiate purchase and sale contract, prepare due diligence for buyer, coordinate mortgage payoff, coordinate 1031 tax deferred exchange if needed, and coordinate closing of sale with all necessary third-parties, and other duties not listed here. This fee does not include any of the third-party costs needed to complete these tasks such as legal, title, tax, photographer, videographer, etc. Those actual third-party costs will be directly paid by the Company to those third-party service providers with no additional markup.

Estimate: The amount of the Property Disposition Fee will depend on the proceeds we receive from the sale of assets. We cannot make a reasonable estimate at this time.

Leasing Fee

The Manager will be entitled to receive a Company paid leasing fee equal to one month’s base rent under the lease, with a minimum of $2,500 per lease, upon the signing/execution of any lease with any new tenant or upon the renewal of any current tenant at any property or investment owned by the Company (the “Leasing Fee”).

The Leasing Fee is intended to compensate the Manager for locating potential tenants, assisting in the preparation of marketing materials including video and photos, verifying potential tenants’ ability to pay rent, negotiating leases, coordinating tenant build-outs, coordinating with leasing brokers on tenant pitches and showings, and other duties. This fee does not include any of the third-party costs associated with leasing activities such as legal, marketing, photographer, videographer, advertising, leasing broker, signage, etc. Those actual third-party costs will be directly paid by the Company to those third-party service providers with no additional markup.

Estimate: The amount of the Leasing Fee will depend upon the number of leases we enter into and the base rent under each lease. We cannot make a reasonable estimate at this time.

Co-Investment

At this time, our Manager, Sponsor and/or their affiliates intend to purchase, collectively, at least 20% of the total Series A Investor Shares sold. To the extent they purchase Series A Investor Shares, our Manager, Sponsor and their affiliates will be entitled to the same distributions as other owners of Series A Investor Shares.

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Expense Reimbursement

The Manager will be entitled to reimbursement of expenses incurred in connection with the organization of the Company and the Manager, and the preparation and execution of the Offering. Payments for reimbursements relating to organization and Offering expenses will be made in monthly installments up to 0.50% of the aggregate gross proceeds from this Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above in the applicable monthly installment, the excess may be eligible for reimbursement in subsequent months (subject to the overall 0.50% limit), calculated on an accumulated basis, until our Manager has been reimbursed in full.

The Manager will also be entitled to reimbursement of any operating expenses of the Company paid by the Manager. However, our Manager (and Sponsor) will generally be responsible for their own employee payroll and overhead expenses.

Method of Accounting

The compensation described in this section will be calculated using the accrual method of accounting.

Exculpation and Indemnification of Manager

The LLC Agreement protects the Manager and its employees and affiliates from lawsuits brought by Investors. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

This limitation on the liability of the Manager and other parties is referred to as “exculpation.”

Notwithstanding the foregoing, no exculpation or indemnification is permitted to the extent such exculpation or indemnification would be inconsistent with the requirements of federal or state securities laws or other applicable law.

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Security Ownership of Management

Under the LLC Agreement, the limited liability company interests of the Company are denominated as 50,000,000 “Investor Shares” and 5,000,000 “Management Shares.” All of the Management Shares are owned by the Manager.

The following table sets forth the beneficial ownership of our Management Shares and Series A Investor Shares as of December 31, 2018 and March 26, 2019. To our knowledge, each person that beneficially owns our Series A Investor Shares has sole voting and disposition power with regard to such shares:

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned		Percent of Class
	12/31/2018	03/26/2019	12/31/2018	03/26/2019
Management Shares
Mascia Development LLC	0	0	0%	0%
PIT Manager LLC (2)	5,000,0000	5,000,0000	100%	100%
Mark A. Mascia	0	0	0%	0%
Ryan M. Brennan	0	0	0%	0%
Edward C. Peete	0	0	0%	0%
Total	5,000,000	5,000,000	100%	100%
Series A Investor Shares
Mascia Development LLC	0	0	0%	0%
PIT Manager LLC (2)	0	0	0%	0%
Mark A. Mascia	0	0	0%	0%
Ryan M. Brennan	0	0	0%	0%
Edward C. Peete	0	0	0%	0%
Unrelated Investors	0	22,239.80	0%	100%
Total	0		0%	100%

(1) Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2) All voting and investment decisions with respect to our Shares that are held by PIT Manager LLC are controlled by Mark A. Mascia and Ryan M. Brennan. No other person or entity controls more than 5.0% of the voting interests of PIT Manager LLC.

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Interest of Management in Certain Transactions

As discussed under “Management – Management Agreement,” the Company has entered into the Management Agreement with the Manager, pursuant to which the Manager provides certain services and is entitled to certain fees.

Otherwise, neither the Manager, the Sponsor, any principal of the Manager or the Sponsor, any person who owns more than 10% of the voting power of the Company, nor any family member of any such person has entered into any significant transaction with the Company since its inception.

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Financial Statements

[Insert financial statements]

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Exhibits

Exhibit 1A-2A	Certificate of Formation of Property Income Trust LLC*

Exhibit 1A-2B	LLC Agreement of Property Income Trust LLC*

Exhibit 1A-6A	Management Services Agreement*

Exhibit 1A-6E	Investment Agreement*

Exhibit 1A-15.1	Authorizing Resolution*

Exhibit 1A-15.2	Draft of Offering Statement dated January 31, 2017, previously submitted pursuant to Rule 252(d)*

*Filed previously

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the Commonwealth of Virginia on April 8, 2019.

PROPERTY INCOME TRUST LLC

By:	PIT Manager, LLC
As Manager

By	/s/ Mark A. Mascia
Mark A. Mascia, Manager

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark A. Mascia
Mark A Mascia, Manager of PIT Manager LLC

April 8, 2019

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